Exhibit 99.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2022

Kolibri Global Energy Inc. | 1 | Third Quarter 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Kolibri Global Energy Inc.’s (“KEI” or the “Company”) operating and financial results for the three and nine months ended September 30, 2022, compared to the corresponding period in the prior year, as well as information and expectations concerning the Company’s outlook based on currently available information. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and the audited consolidated financial statements and MD&A for the year ended December 31, 2021. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The reporting and measurement currency is the United States dollar. Additional information relating to KEI including its Annual Information Form is filed on SEDAR at www.sedar.com and on the Company’s website at www.kolibrienergy.com.

This report is prepared as of November 3, 2022. Please read carefully the important cautionary notes regarding technical information, forward-looking statements and other matters set out in this report.

Description of Business

KEI is a North American energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the Over the Counter QX (“OTCQX”) under the symbol “KGEIF”.

Operating Summary

The Company’s results of operations are dependent on production volumes of natural gas, crude oil and natural gas liquids and the prices received for the production. Prices for these commodities have shown significant volatility during recent years and are determined by supply and demand factors, including weather and general economic conditions.

Kolibri Global Energy Inc. | 2 | Third Quarter 2022

Results at a Glance
	Three Months ended		Nine Months ended
	September 30,		September 30,
	2022	2021	2022	2021

Financial (US $000 except per share)
Oil and gas gross revenues	12,666	4,988	35,921	13,684
Oil and gas net revenues	9,851	3,909	27,826	10,717
Net operating income(1)	8,635	3,168	24,339	8,510
Net income (loss)	9,299	608	13,850	(1,338)
Basic and diluted net income (loss) per share	0.26	0.03	0.39	(0.06)
Cash flow from operating activities	6,387	1,478	15,944	4,491
Adjusted EBITDA(2)	6,874	1,737	18,258	4,711
Additions to property, plant and equipment	4,940	47	19,913	137

Operating
Average production (Boepd)	1,702	960	1,563	991
Average price ($/BOE)	80.89	56.49	84.19	50.58
Netback from operations ($/BOE)(3)	55.16	35.87	57.05	31.45
Netback including commodity contracts ($/BOE)(3)	49.69	27.04	48.50	25.08

	30-Sep-22	30-Jun-22	31-Mar-22	31-Dec-21
Balance Sheet
Cash and cash equivalents	4,878	2,889	3,058	7,316
Total assets	172,634	169,193	160,882	157,016
Working capital (deficiency)	2,839	(2,030)	(3,011)	3,823
Total non-current liabilities	17,598	18,932	19,512	17,849

(1) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Highlights

The average production for the third quarter of 2022 was 1,702 BOEPD, an increase of 77% compared to third quarter 2021 production of 960 BOEPD. Average production for the nine months ended September 30, 2022 was 1,563 BOEPD, an increase of 58% from the average production of 991 BOEPD in the same period of 2021. These increases are due to production from the Barnes 7-3H well which started production in March 2022 and the Barnes 8-4H well which started production at the end of April 2022.

Gross revenues for the third quarter of 2022 increased by 154% compared to the third quarter of 2021. The increase was due to a 77% increase in production in the third quarter of 2022 compared to the third quarter of 2021 and a 43% increase in average prices in the third quarter of 2022. Gross revenues for the nine months ended September 30, 2022 increased by 163% compared to the same period in 2021. The increase was due to a 66% increase in average prices in the nine months ended September 30, 2022 and a 58% increase in production in the nine months ended September 30, 2022 compared to the same period in 2021.

Kolibri Global Energy Inc. | 3 | Third Quarter 2022

Adjusted EBITDA(1) was $6.9 million for the third quarter of 2022 compared to $1.7 million for the prior year third quarter, an increase of 306%. The increase was primarily due to an increase in average prices of 43% and an increase in production of 77%, partially offset by higher realized losses from commodity contracts in 2022. Adjusted EBITDA(1) was $18.2 million for the nine months ended September 30, 2022 compared to $4.7 million for the prior year period, an increase of 287%. The increase was primarily due to an increase in average prices of 66% and an increase in production of 58%, partially offset by higher realized losses from commodity contracts in 2022

Netback from operations(2) increased to $55.16 per BOE in the third quarter of 2022 compared to $35.87 per BOE in the third quarter of 2021, an increase of 54%. Netback from operations(2) increased to $57.05 per BOE in the nine months ended September 30, 2022 compared to $31.45 per BOE in the nine months ended September 30, 2021, an increase of 81%. Netback including commodity contracts(2) for the third quarter of 2022 was $49.69 per BOE, an increase of 84% from the prior year third quarter. Netback including commodity contracts(2) for the nine months ended September 30, 2022 was $48.50 per BOE, an increase of 93% from the prior year period. The 2022 increases compared to the same periods in the prior year were due to the increase in average prices.

Production and operating expenses per barrel averaged $7.77 per BOE in the third quarter of 2022 compared to $8.40 per BOE in the third quarter of 2021, a decrease of 8%. The decrease was due to increased production which reduced the per barrel fixed costs partially offset by higher production taxes due to an increase in prices. Production and operating expenses per barrel averaged $8.17 per BOE for both the first nine months of 2022 and 2021 as the decrease from increased production which reduced the per barrel fixed costs was offset by higher production taxes due to an increase in prices.

Net income in the third quarter of 2022 was $9.3 million, compared to a net income of $0.6 million in the third quarter of 2021. Net income in the first nine months of 2022 was $13.9 million, compared to a net loss of $1.3 million in the first nine months of 2021. The increases were due to higher production and higher average prices partially offset by higher realized losses on commodity contracts.

In May 2022, the Company completed a share consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 356,159,098 common shares to 35,615,921 common shares. All information related to earnings per share, issued and outstanding common shares, stock options and per share amounts in the MD&A have been retrospectively adjusted to reflect the share consolidation.

In October 2022, the credit facility was redetermined and the borrowing base was increased from $20 million to $25 million. After the redetermination, the Company has $8.8 million of available borrowing capacity in October 2022.

(1) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

OPERATIONS UPDATE

Tishomingo Field, Ardmore Basin, Oklahoma

The Company initiated a five-well drilling program at the beginning of 2022. The Barnes 7-3H well (98.07% working interest) well and the Barnes 8-4H well (98.07% working interest) started production in the second quarter of 2022. The Company finished drilling both the Brock 9-3H well (100% working interest) and the Emery 17-2H well (99% working interest) in October and expects to finish drilling the Glenn 16-3H well (100% working interest), which is the fifth well in the drilling program, by early November. The completion operations for the Emery 17-2H is expected to start in early November with the other two wells to be completed concurrently immediately after. Average production for the third quarter of 2022 was 1,702 BOEPD, an increase of 77% compared to third quarter 2021 production of 960 BOEPD. Average production for the nine months ended September 30, 2022 was 1,563 BOEPD, an increase of 58% from the average production of 991 BOEPD in the same period of 2021.

Kolibri Global Energy Inc. | 4 | Third Quarter 2022

DISCUSSION OF OPERATING RESULTS
Production and Revenue	Three months ended September 30			Nine months ended September 30
	2022	2021	%	2022	2021	%
Average oil production (BOPD)	1,252	641	95	1,137	671	69
Average natural gas production (MCFPD)	1,083	845	28	1,093	877	25
Average NGL production (BOEPD)	269	178	51	244	174	40
Average production (BOEPD)	1,702	960	77	1,563	991	58
Average oil price ($/bbl)	93.52	69.61	34	100.91	62.96	60
Average natural gas price ($/mcf)	10.24	4.12	149	7.24	3.52	106
Average NGL price ($/bbl)	35.33	34.36	3	36.63	27.61	33
Average price ($/BOE)	80.89	56.49	43	84.19	50.58	66
Oil revenue ($000)	10,773	4,105	162	31,318	11,528	172
Natural gas revenue ($000)	1,020	320	219	2,161	842	157
NGL revenue ($000)	873	564	55	2,443	1,314	86

Oil production for the third quarter of 2022 was 1,252 BOPD compared to 641 BOPD for the third quarter of 2021, an increase of 95%. Average oil production for the first nine months of 2022 was 1,137 BOPD compared to 671 BOPD for the same period in 2021, an increase of 69%. These increases are due to production from the Barnes 7-3H well and the Barnes 8-4H well. Oil revenue increased by 162% in the third quarter of 2022 versus the third quarter of 2021 due to an increase in oil prices of 34% and an increase in oil production of 95%. Oil revenue increased by 172% in the first nine months of 2022 versus the first nine months of 2021 due to an increase in oil prices of 60% and an increase in oil production of 69%.

For the third quarter of 2022, average natural gas production was 1,083 MCFPD compared to 845 MCFPD in the prior year third quarter, an increase of 28%. Average natural gas production for the first nine months of 2022 was 1,093 MCFPD compared to 877 MCFPD for the first nine months of 2021. These increases are due to production from the Barnes 7-3H well and the Barnes 8-4H well. Natural gas revenue increased by 219% in the third quarter of 2022 versus the third quarter of 2021 due to a 149% increase in natural gas prices and a 28% increase in natural gas production. Natural gas revenue increased by 157% in the first nine months of 2022 versus the first nine months of 2021 due to a 106% increase in natural gas prices and a 25% increase in natural gas production.

Natural gas liquids (NGL) production for the third quarter of 2022 increased to 269 BOEPD from 178 BOEPD in the third quarter of 2021, an increase of 51%. Average NGL production for the first nine months of 2022 increased to 244 BOEPD from 174 BOEPD for the same period in 2021, an increase of 40%. These increases are due to production from the Barnes 7-3H well and the Barnes 8-4H well. NGL revenue increased by 55% in the third quarter of 2022 compared to the prior year quarter due to an increase in NGL prices of 3% and an increase in NGL production of 51%. NGL revenue increased by 86% in the first nine months of 2022 compared to the first nine months of 2021 due to an increase in NGL prices of 33% and an increase in NGL production of 40%.

Average production was 1,702 BOEPD in the third quarter of 2022 compared to 960 BOEPD in the third quarter of 2021, an increase of 77%. Average production was 1,563 BOEPD in the first nine months of 2022 compared to 991 BOEPD in the first nine months of 2021, an increase of 58%. The increases are due to the factors discussed above. Gross revenue for the third quarter of 2022 increased by 154% compared to the third quarter of 2021. Gross revenues for the first nine months of 2022 increased by 163% compared to the first nine months of 2021. The increases are due to an increase in average prices and average production.

Kolibri Global Energy Inc. | 5 | Third Quarter 2022

Royalties, Operating Expenses and Netback
	Three months ended September 30			Nine months ended September 30
($/BOE)	2022	2021	%	2021	2021	%
Average price	80.89	56.49	43	84.19	50.58	66
Less: Royalties	17.96	12.22	47	18.97	10.96	73
Less: Operating expenses	7.77	8.40	(8)	8.17	8.17	-
Netback from operations(1)	55.16	35.87	54	57.05	31.45	81
Price impact from commodity contracts(2)	(5.47)	(8.83)	38	(8.55)	(6.37)	34
Netback including commodity contracts(1)	49.69	27.04	84	48.50	25.08	93

(1) Netback from operations and netback including commodity contracts are considered non-GAAP measures. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Price impact from commodity contracts includes the positive or negative adjustment to the average price per barrel that the Company realized from its commodity contracts. See the listing of commodity contracts below.

The average price increase in the third quarter of 2022 was due to price increases in oil, gas and NGLs. Oil made up 74% of the production mix in the third quarter of 2022 compared to 67% of the production mix in the third quarter of 2021. The average price increase in the first nine months of 2022 was due to price increases in oil, gas and NGLs. Oil made up 73% of the production mix in the first nine months of 2022 compared to 68% of the production mix in the first nine months of 2021.

Royalties on Tishomingo production averaged approximately 22.2% for the third quarter of 2022 versus 21.6% in the third quarter of 2021. Royalties on Tishomingo production averaged approximately 22.5% for the first nine months of 2022 versus 21.7% in the first nine months of 2021. The differences in percentages in both periods are due to different royalty burdens on the leases drilled by the Company.

Major operating expenses are related to the gathering and processing of natural gas and NGLs as well as periodic well repairs and maintenance. Operating expenses in the third quarter of 2022 were $1,216,000 compared to $742,000 in the third quarter of 2021. Operating expenses averaged $7.77 per BOE for the third quarter of 2022 compared to $8.40 per BOE for the same period in 2021. The decrease was due to increased production which reduced the per barrel fixed costs partially offset by higher production taxes due to an increase in prices. Operating expenses averaged $8.17 per BOE for both the first nine months of 2022 and 2021.

Realized and Unrealized Gains and Losses from Risk Management Contracts

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

Kolibri Global Energy Inc. | 6 | Third Quarter 2022

At September 30, 2022 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity Contracts	Period	(BBLS)	($/BBL)
Oil – WTI Swap	October 1, 2022 to December 31, 2022	6,000	$102.05
Oil – WTI Swap	October 1, 2022 to December 31, 2022	12,000	$103.30
Oil – WTI Swap	October 1, 2022 to December 31, 2022	30,000	$57.05
Oil – WTI Swap	January 1, 2023 to May 31, 2023	45,000	$56.02
Oil – WTI Swap	January 3, 2023 to December 31, 2023	36,000	$90.45
Oil – WTI Swap	June 1, 2023 to December 31, 2023	63,000	$64.90
Oil – WTI Swap	January 1, 2024 to May 31, 2024	40,000	$62.77
Oil – WTI Costless Collar	January 2, 2024 to June 28, 2024	6,000	$65.00 - $79.50
Oil – WTI Costless Collar	June 3, 2024 to June 28, 2024	8,000	$60.00 - $78.15

The estimated fair value results in a $0.9 million liability as of September 30, 2022 (December 31, 2021: $2.5 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $0.8 million and a long term liability of $0.1 million (December 31, 2021: current liability of $1.9 million and long term liability of $0.6 million).

In October 2022, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity Contracts	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	January 3, 2023 to December 29, 2023	48,000	$70.00 - $94.00
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	24,000	$65.00 - $86.00
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00

General and Administrative Expenses

General & administrative (G&A) expense for the third quarter of 2022 was $905,000 compared to $650,000 for the same period of 2021, an increase of 39%. G&A expense for the first nine months of 2022 was $2,435,000 compared to $2,075,000 for the same period of 2021, an increase of 17%. The increases are due to increases in payroll costs and director fees in 2022 and additional non-recurring professional costs related to the share consolidation process.

Depletion and Depreciation

Depletion and depreciation expense for the third quarter of 2022 was $1.9 million compared to $0.9 million in the same period of 2021. Depletion and depreciation expense for the first nine months of 2021 was $5.1 million compared to $2.7 million in the same period of 2021. The increase in both periods is due to increased production and a higher PP&E balance after the reversal of previous impairment in the fourth quarter of 2021. Depletion and depreciation expense on a per barrel basis was $11.88 for the third quarter of 2022 compared to $9.89 for the third quarter of 2021. Depletion and depreciation expense on a per barrel basis was $11.92 for the first nine months of 2022 compared to $11.27 for the first nine months of 2021.

Kolibri Global Energy Inc. | 7 | Third Quarter 2022

Share based compensation

Share based compensation was $75,000 for the third quarter of 2022 and $232,000 for the first nine months of 2022. The share based compensation for both periods of 2022 was due to stock options awarded in January 2022. There was no share based compensation in 2021 as all outstanding stock options were fully expensed.

Interest on loans and borrowings

Interest on loans and borrowings increased from $237,000 for the third quarter of 2021 to $281,000 for the third quarter of 2022. Interest on loans and borrowings increased from $700,000 for the first nine months of 2021 to $718,000 for the first nine months of 2022. The increases were due to an increase in interest rates in 2022 partially offset by principal payments on the credit facility during 2021 and 2022 which reduced the outstanding loan balance.

Net income for the period

The Company had net income of $9,299,000 ($0.26 per basic share) for the third quarter of 2022 compared to net income of $608,000 ($0.03 per basic share) for the same period of 2021. The net income in 2022 compared to the net income in the same period in 2021 is due to an increase in revenue net of royalties of $5,942,000, realized and unrealized gains in financial commodity contracts in the third quarter of 2022 totaling $3,792,000 versus losses of $791,000 in the third quarter of 2021, partially offset by an increase in depletion, depreciation and accretion of $986,000, an increase in operating expenses of $474,000, an increase in G&A expense of $255,000, an increase in interest on long term debt of $44,000 and an increase in share based compensation of $75,000.

The Company had net income of $13,850,000 ($0.39 per basic share) for the first nine months of 2022 compared to net loss of $1,338,000 ($0.06 per share) for the same period of 2021. The net income in the first nine months of 2022 compared to the net loss in the same period in 2021 is due to an increase in revenue net of royalties of $17,109,000, and realized and unrealized losses in financial commodity contracts in the first nine months of 2022 totaling $2,038,000 versus losses of $4,675,000 in the first nine months of 2021, partially offset by an increase in depletion, depreciation and accretion of $2,407,000, an increase in operating expenses of $1,278,000 an increase in G&A expense of $360,000, a decrease in other income of $303,000, and an increase in share based compensation of $232,000.

Cash from operating activities

Cash flows from operating activities for the third quarter of 2022 was $6,387,000 compared to cash flows from operating activities of $1,478,000 for the same period in 2021. Cash flows from operating activities for the first nine months of 2022 was $15,944,000 compared to cash flows from operating activities of $4,491,000 for the same period in 2021. The increase is primarily due to the same reasons described above for the increase in net income.

Use of Proceeds

The total net proceeds of the rights offering completed on January 4, 2022 were approximately $8.6 million. The Company used the net proceeds of the rights offering as outlined in the rights offering circular for the drilling and completion of wells. The table below provides a breakdown of the intended use, the amounts used to date and any variance.

Kolibri Global Energy Inc. | 8 | Third Quarter 2022

Use of total net proceeds from rights offering as at September 30, 2022:

Intended use of proceeds	Allocation	Incurred as at September 30, 2022	Variance
Drilling and completion of well(s)	$8,600,000	$8,600,000	$Nil

CAPITAL EXPENDITURES

Capital expenditures for the first nine months of 2022 were for the Barnes 7-3H well (operated, KEI 98% working interest), the Barnes 8-4H well (operated, KEI 98% working interest), the Glenn 16-3H (operated, KEI 100% working interest) the Emery 17-2H operated, KEI 99% working interest) and the Brock 9-3H (operated, KEI 100% working interest), all in the Tishomingo field located in Oklahoma.

($000)
	2022	2021

Additions to oil and gas properties	$19,913	$137
	$19,913	$137

LIQUIDITY AND CAPITAL RESOURCES

($000, except shares)
	At September 30, 2022	At December 31, 2021

Working Capital (US$)	$2,839	$3,823

Loans and Borrowings (US$)	$16,158	$17,033

Shares Outstanding, end of period	35,615,921	35,258,778

Market Price per share, end of period (in Canadian $)	$1.95	$0.80
Market Value of Shares (in Canadian $)	$69,449	$28,207

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The credit facility has an initial borrowing base of $20.0 million and the Company has an available borrowing capacity of $3.8 million at September 30, 2022. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. In October 2022, the bank redetermined the credit facility and increased the borrowing base to $25 million. The next redetermination will be in the second quarter of 2023. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

Kolibri Global Energy Inc. | 9 | Third Quarter 2022

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended September 30, 2022. At September 30, 2022, the Current Ratio of the US Subsidiary was 2.1 to 1.0 and the Maximum Leverage Ratio was 0.8 to 1.0 for the three months ended September 30, 2022.

At September 30, 2022 loans and borrowings of $16.2 million (December 31, 2021: $17.0 million) are presented net of loan acquisition costs of $0.3 million (December 31, 2021: $0.1 million).

At September 30, 2022, the Company had working capital of $2.8 million compared to $3.8 million at December 31, 2021. The Company has a planned five well drilling program for 2022 and closely monitors its working capital and borrowing capacity to ensure adequate funds are available to finance its administrative and operating requirements. Planned drilling activity can be adjusted if adequate funds are not available.

The Company has entered into financial commodity contracts as part of its risk management strategy to manage its cash flow for future activity and to offset commodity price fluctuations. Other potential sources of cash flow include proceeds from additional debt or equity offerings but there is no guarantee that additional financing will be available when needed.

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities, excluding estimated interest payments at September 30, 2022:

($000s)	Carrying amount	2022	2023	2024	Thereafter
Liabilities
Fair value of commodity contracts	$(869)	$(197)	$(512)	$(160)	-
Loans and borrowings*	$(15,855)	-	-	-	$(15,855)
Trade and other payables	$(6,883)	$(6,883)	-	-	-
	$(23,607)	$(7,080)	$(512)	$(160)	$(15,855)

* The Credit Facility provides for interest only payments until the September 2026 maturity date. The Company is required to repay amounts owing under the Credit Facility in full on the September 2026 maturity date. See “Liquidity and Capital Resources” and “Principal Business Risks” for discussion of events that would require early repayment of the Credit Facility.

Kolibri Global Energy Inc. | 10 | Third Quarter 2022

QUARTERLY SUMMARY

Below is a summary of the Company’s performance over the last eight quarters:

	2022			2021				2020
($000, except as noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Daily Production
Oil (BOPD)	1,252	1,439	714	638	641	674	697	735
Natural gas (MCFPD)	1,083	1,271	922	825	845	889	898	924
NGLs (BOEPD)	269	277	186	155	178	172	173	193
Average production (BOEPD)	1,702	1,928	1,054	931	960	994	1,020	1,082

	2022			2021				2020
($000, except as noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Average Price
Oil ($/bbl)	93.52	109.74	96.17	75.80	69.61	63.77	55.92	40.42
Natural gas ($/mcf)	10.24	6.48	4.71	5.49	4.12	2.86	3.60	2.52
NGL ($/bbl)	35.33	40.82	32.25	40.56	34.36	23.96	24.15	14.39
Average price ($/bbl)	80.89	92.02	74.97	63.56	56.49	49.97	45.48	32.19

	2022			2021				2020
($000, except as noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Netback(1)
Average price ($/BOE)	80.89	92.02	74.97	63.56	56.49	49.97	45.48	32.19
Royalties	17.96	21.19	16.50	13.89	12.22	10.86	9.86	6.97
Operating expenses	7.77	7.77	9.56	8.79	8.40	8.81	7.30	6.84
Netback from operations(1)	55.16	63.06	48.91	40.88	35.87	30.30	28.32	18.38
Price adjustment from commodity contracts	(5.47)	(9.40)	(12.03)	(11.89)	(8.83)	(6.81)	(3.55)	7.02
Netback including commodity contracts(1)	49.69	53.66	36.88	28.99	27.04	23.49	24.77	25.40

Kolibri Global Energy Inc. | 11 | Third Quarter 2022

	2022			2021				2020
($000, except as noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net operating income(2)
Oil and gas revenue	12,666	16,114	7,111	5,444	4,989	4,520	4,176	3,204
Royalties	2,813	3,717	1,564	1,190	1,079	981	907	694
Operating expenses	1,216	1,364	907	753	742	797	670	681
	8,637	11,063	4,640	3,501	3,168	2,742	2,599	1,829

	2022			2021				2020
($000, except as noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net income (loss)	9,299	7,007	(2,456)	71,002	608	(1,418)	(528)	(1,078)

Basic and fully diluted income (loss) ($/share)	0.26	0.01	0.01	0.30	0.00	(0.01)	0.00	0.00

Adjusted EBITDA(3)	6,874	8,572	2,812	1,861	1,737	1,464	1,510	1,751

Cash flow from operating activities	6,387	8,314	1,243	1,812	1,529	1,649	1,364	1,460

Bank debt	15,855	15,907	16,143	16,866	17,446	18,451	19,808	20,749

Total assets	172,634	169,193	160,882	157,016	79,373	79,984	81,251	82,184

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Kolibri Global Energy Inc. | 12 | Third Quarter 2022

Quarterly Variability

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Company’s control such as:

●	Oil, gas and NGL price changes due to volatile market conditions related to the COVID 19 pandemic and the current conflict between Russia and Ukraine

●	Changes in production resulting from fluctuations in drilling and completions and shut-in of wells

●	PP&E impairment reversal in the fourth quarter of 2021

●	Production increases from new wells that begin producing

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities, the disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts. Significant estimates and judgments made by management in the preparation of the consolidated financial statements are as follows:

Oil and gas assets

Development and production assets are assessed for recoverability at cash generating unit (“CGU”) level. The determination of CGUs is subject to management judgments. Recoverability is assessed by comparing the carrying value of the asset to its estimated recoverable amount, which is based on the higher of fair value of the assets less the cost to sell (“FVLCS”) or value in use (“VIU”). The significant estimates used in the determination of the estimated recoverable amount include the following:

●	Proved and probable oil and gas reserves and the related cash flows – Significant assumptions that are valid at the time of oil and gas reserve estimation may change significantly when additional information becomes available. Estimates of economically recoverable proved and probable oil and gas reserves and the related cash flows are based upon a number of significant assumptions, such as forecasted production, forecasted oil and gas commodity prices, forecasted operating costs, forecasted royalty costs, and forecasted future development costs. Changes in forecasted oil and gas commodity price assumptions, costs or recovery rates may change the economic status of proved and probable oil and gas reserves and may ultimately result in a restatement of proved and probable oil and gas reserves. Independent third-party reserve evaluators are engaged at least annually to estimate proved and probable oil and gas reserves and the related cash flows from the Company’s interest in oil and gas properties

●	Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an industry peer group weighted average cost of capital. Changes in the economic environment could result in significant changes to this estimate.

Depletion of oil and gas assets

Depletion of oil and gas assets is determined based on total proved and probable oil and gas reserve volumes and includes future development costs as estimated by the Company’s independent third-party reserve evaluators. By their nature, the estimates of proved and probable oil and gas reserves and the related cash flows are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

Asset retirement obligations

The provisions for site restoration and abandonment is based on current legal requirements, technology, price levels and expected plans and are based on significant assumptions such as inflation rate and discount rate. Actual costs and cash outflows can differ from estimates because of changes in laws or regulations, market conditions and changes in technology.

Kolibri Global Energy Inc. | 13 | Third Quarter 2022

Derivative instruments

The estimated fair value of derivative financial instruments resulting in financial assets and liabilities, by their very nature is subject to estimation, due to the use of future oil and natural gas prices and the volatility in these prices.

Compensation costs

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as Black-Scholes model which is based on assumptions such as volatility, forfeiture rate, interest rate and expected term.

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

Liquidity

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand and cash flow from operations to meet expected operational expenses for a one-year period, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditure. The Company also attempts to match its payment cycle with collection of oil revenue on the 20th of each month.

The Company monitors its expected cash inflows from trade and other receivables and its expected cash outflows on trade and other payables and principal debt payments. The current volatile economic climate may lead to adverse changes in cash flow and working capital levels which may also have a direct impact on the Company’s results and financial position and which may adversely affect the Company’s liquidity.

OUTSTANDING SHARE DATA

There were 35,615,921, 35,615,921 and 35,258,778 common shares outstanding as of November 3, 2022, September 30, 2022 and December 31, 2021, respectively. The Company had 778,000, 778,000 and 143,500 stock options outstanding as of November 3, 2022, September 30, 2022 and December 31, 2021, respectively.

Kolibri Global Energy Inc. | 14 | Third Quarter 2022

PRINCIPAL BUSINESS RISKS

KEI’s business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

●	the uncertainty of finding oil and gas in commercial quantities
●	securing markets for existing and future production
●	commodity price fluctuations due to market forces including the impact of COVID-19
●	volatile market conditions related to the current conflict between Russia and Ukraine
●	financial risk due to foreign exchange rates and interest rate exposure
●	changes to government regulations in the United States, including regulations relating to prices, taxes, royalties and environmental protection
●	changing government policies and regulations, social instability and other political, economic or diplomatic developments in the countries in which the Company operates
●	the ability to fund wells drilled in non-operated sections of the Tishomingo field
●	the uncertainty of pipeline repairs leading to temporary shutting-in of wells
●	availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company
●	uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom
●	the oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources
●	risks related to evolving emissions, carbon and other regulations impacting climate change and the advancement of alternative sources of renewable energy
●	risks related to the Credit Facility, including the risk that the Company could be required under the terms of the Credit Facility to prepay the outstanding principal amount and other amounts owing under the Credit Facility in certain circumstances, some of which are out of the Company’s control, including failure to comply with financial ratio tests, borrowing base redeterminations, Mr. Wolf Regener ceasing to be the President of Kolibri Global Energy Inc., certain changes to the board of directors of the Company and the acquisition by any person or persons acting jointly or in concert of 25% or more of the Company’s shares. There can be no assurance that the Company will be able to obtain sufficient capital to repay the Credit Facility. A failure by the Company to perform its obligations under the Credit Facility could result in, among other adverse effects, the loss of the Company’s Tishomingo Field assets. A copy of the Amended and Restated Credit Agreement was filed on SEDAR on May 26, 2022. See “Liquidity and Capital Resources” and “Contractual Obligations” above and the “Risk Factors” section in the Company’s most recent Annual Information Form.
●	the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

The Company seeks to mitigate these risks by:

●	maintaining product mix to manage exposure to commodity price risk
●	monitoring production trends to maximize the potential of its capital spending program
●	from time to time, entering into financial commodity contracts to hedge against commodity price risk
●	ensuring strong third-party operators for non-operated properties
●	transacting with creditworthy counterparties
●	monitoring commodity prices and capital programs to manage cash flow
●	reviewing proposed changes in applicable government regulations and laws to assess the impact on the Company’s operations

Kolibri Global Energy Inc. | 15 | Third Quarter 2022

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICOFR”) as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to KEI is made known to the CEO and CFO by others and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by KEI under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company’s CEO and CFO have concluded, based on their evaluation that the Company’s DC&P and ICOFR are effective at September 30, 2022 to provide reasonable assurance that material information related to the Company is made known to them by others within the Company.

The CEO and CFO are required to cause the Company to disclose any change in the Company’s ICOFR and DC&P that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s ICOFR. No changes in ICOFR and DC&P were identified during such period that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR during the quarter ended September 30, 2022.

It should be noted that a control system, including the Company’s DC&P and ICOFR, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system will be met and it should not be expected that DC&P and ICOFR will prevent all errors or fraud.

OUTLOOK

In the United States, the Company intends to drill and complete additional wells in the Caney/Sycamore formations on its Oklahoma lands as financing becomes available and the economic environment changes. In addition, the Company continues to utilize its technical and operational expertise to identify and acquire additional oil, gas and clean energy projects. The Company expects to continue drilling additional wells utilizing cash flow from operations and potentially its available borrowing capacity under its credit facility.

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts, net operating income and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under IFRS and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flow generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

Kolibri Global Energy Inc. | 16 | Third Quarter 2022

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations:

(US $000)	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net income (loss)	9,299	608	13,850	(1,338)

Adjustments:
Finance income	(4,648)	-	(1,611)	-
Finance expense	1,160	1,036	4,392	5,397
Stock based compensation	75	-	232	-
General and administrative expenses	905	650	2,435	2,075
Depletion, depreciation and amortization	1,860	874	5,086	2,679
Impairment of PP&E	-	-	-	-
Other income	(16)	(1)	(45)	(303)
Operating netback	8,635	3,168	24,339	8,510

Netback from operations per BOE	55.16	35.87	57.05	31.45

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses.

The following is the reconciliation of the non-GAAP measure net operating income:

(US $000)	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Oil and gas revenue, net of royalties	9,851	3,909	27,826	10,717
Operating expenses	1,216	742	3,487	2,209

Net operating income	8,635	3,167	24,339	8,508

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

Kolibri Global Energy Inc. | 17 | Third Quarter 2022

(US $000)	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net income (loss)	9,299	608	13,850	(1,338)
Depletion and depreciation	1,860	874	5,086	2,679
Accretion	8	6	20	19
Interest expense	281	237	718	700
Unrealized (gain) loss on commodity contracts	(4,648)	11	(1,608)	2,953
Share based compensation	75	-	232	-
Interest income	-	-	(3)	-
Other income	(16)	(1)	(45)	(305)
Foreign currency (gain) loss	15	2	8	3

Adjusted EBITDA	6,874	1,737	18,258	4,711

Cautionary Statements

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“BOEs”) to reflect natural gas liquids and oil production and sales. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	This MD&A and the Company’s other public disclosure contains peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that initial production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information including expectations regarding proposed timing and expected results of development work in the Company’s Tishomingo Field, expected productivity from current and future wells, planned capital expenditure programs and cost estimates, the effect of design and performance improvements on future productivity, planned use and sufficiency of proceeds from the Company’s debt and equity financings, compliance with debt covenants under the Company’s credit facility, cash on hand and cash flow from operations and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

Kolibri Global Energy Inc. | 18 | Third Quarter 2022

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that well shut-ins will not materially reduce production or adversely affect future productivity, that anticipated results and estimated costs will be consistent with managements’ expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the combination of cash on hand and cash flow from operations will be sufficient to finance the Company’s cash requirements through 2022, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserve-based loan facility and that the borrowing base will not be reduced, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, that the Company will not achieve a comparable level of hedging going forward in respect of its existing production, that the Company will not achieve the results anticipated by management from the Company’s cost reduction measures, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), well shut-ins and the potential for damage to the affected wells, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserve-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base redetermination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Kolibri Global Energy Inc. | 19 | Third Quarter 2022

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	AUDITORS
KPMG LLP
David Neuhauser [1,2,3,5]	Calgary, AB
Director, Chairman of the Board
BANKERS
Eric Brown [1,2,4,5]	Amegy Bank National Association
Director	Denver, CO, USA

Leslie O’Connor [2,3,4,5]	HSBC Bank Canada
Director	Calgary, AB

Evan Templeton[1,3]	BOK Financial
Director	Tulsa, OK

Wolf Regener [4]
Director, President and Chief Executive Officer

Gary Johnson
Chief Financial Officer and Vice President	CONSULTING ENGINEERS
Netherland, Sewell & Associates, Inc.
1 Member of the Audit Committee	Houston, TX, USA
2 Member of the Corporate Governance Committee
3 Member of the Compensation Committee	TRANSFER AGENT AND REGISTRAR
4 Member of the HS&E Committee	Computershare Trust Company
5 Member of the Reserves Committee	Calgary, AB

STOCK EXCHANGE LISTING	HEAD OFFICE
The Toronto Stock Exchange	Suite 222, 925 Broadbeck Drive
Trading Symbol: KEI	Thousand Oaks, CA, USA 91320
(Over the Counter OTC) QX	Telephone: (805) 484-3613
Trading Symbol: KGEIF	Fax: (805) 484-9649

LEGAL COUNSEL	CANADIAN OFFICE
DuMoulin Black LLP	10th Floor, 595 Howe Street
Vancouver, BC	Vancouver, BC, Canada V6C 2T5
Telephone (604) 687-1224
Fax: (604) 687-3635

Kolibri Global Energy Inc. | 20 | Third Quarter 2022